UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: July 28, 2026
ARRIVED SEATTLE FUND, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	33-3781867
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)
Common Shares

 (Title of each class of securities issued pursuant to Regulation A)
1
ITEM 9. OTHER EVENTS

Net Asset Value as of July 25, 2026

As of 8:00 AM Eastern Time, Saturday, July 25, 2026, our net asset value (“NAV”) per common share is $10.00. This NAV per common share shall be effective until updated by us on or about October 25, 2026.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	May 31, 2026 [1]	February 28, 2026 [1]
ASSETS
Cash and cash equivalents	$4,499	$7,963
Property and equipment, net	2,606,189	2,625,709
Notes receivable, net	2,455,257	2,117,267
Interest receivables	171,986	83,229
Other receivables	20,248	22,281
Investment in	100,000	-
Total assets	$5,358,179	$4,856,449

LIABILITIES
Accrued expenses	$62,515	$46,546
Due to loan servicers	-	-
Note payable	1,975,000	2,050,000
Distributions payable	-	-
Due to related party	59,829	28,631
Total liabilities	$2,097,343	$2,125,177

MEMBERS' EQUITY
Common shares; 363,564 and, 306,374 shares outstanding, net of offering costs, on May 31, 2026 and February 28, 2026	$3,518,271	$2,991,083
Retained earnings (accumulated deficit)	(257,434)	(256,455)
Total members' equity	$3,260,836	$2,734,628
Total liabilities and members' equity	$5,358,180	$4,859,805

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	$654,647	$105,563
Net adjustments to fair value	2,807,437	2,798,980
Capitalized up front offering fees	173,376	173,633
TOTAL NET ASSETS	$3,635,459	$3,078,176
NET ASSET VALUE PER SHARE, on 363,564 and, 306,374 shares outstanding, net of offering costs, on May 31, 2026 and February 28, 2026	$10.00	$10.05

[1] Estimated Balance Sheets as of May 31, 2026 and February 28, 2026.

As described in the section “Description of our Common Shares—Valuation Policies,” in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager’s internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●
an estimated value of our investments, as determined by the Manager’s asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our common shares; and

●
estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your common shares in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their common shares, or holders who repurchase such common shares, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per share.

As there is no market value for our common shares as they are not expected to be listed or traded on any stock exchange, our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our common shares on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager’s asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period to date.

Date	NAV Per Share
Inception (February 25, 2025)	$10.00
January 25, 2026	$10.10
April 25, 2026	$10.05
July 25, 2026	$10.00

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 28, 2026.

Arrived Seattle Fund, LLC

By:	Arrived Fund Manager, LLC
Its:	Manager

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer